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                             June 8, 2020

       Rachel Glaser
       Chief Financial Officer
       Etsy, Inc.
       117 Adams Street
       Brooklyn, NY 11201

                                                        Re: Etsy, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-36911

       Dear Ms. Glaser:

               We have reviewed your May 28, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 5, 2020 letter.

       Form 10-K for the Year Ended December 31, 2019

       Management's Discussion and Analysis of Results of Operations and Financial Condition
       Comparison of Years Ended December 31, 2019 and 2018
       Revenues, page 70

   1. We note your response to prior comments two and three. However, these revisions do not quantify the factors
cited with regard to Services revenue. To the extent information is available, please
revise to quantify the drivers and factors impacting Services revenues including the impacts
of changes in volume and price.

                                                        We also note that you
propose to eliminate disclosure of changes in components of your
                                                        Marketplace and
Services revenues, such as the 49 percent increase in transaction fee revenue, the 26 percent
increase in payments revenue, the 17 percent increase in listing
 Rachel Glaser
Etsy, Inc.
June 8, 2020
Page 2
      fee revenue, and the 51 percent increase in advertising revenue. In your response to our prior comment five, you appear to indicate the CODM reviews components of Marketplace and Services revenues if they represent a significant change with respect to
      revenue that is not correlated to GMS. In this regard, we note that GMS increased 27 percent in 2019 and, therefore, that several of the components' changes did not correlate to
      GMS. It appears there were similar differences between growth in GMS and components in 2018 as well. In your response you also state that in your press releases, earnings calls, investor slides and presentations at investor conferences, you do not report amounts at a level disaggregated below Marketplace and Services revenues. However, we note that in your first quarter earnings call you discussed strong growth in revenue related to advertising, which was up approximately 70% year-over-year.

      Based on this, it appears that changes in components often do not correlate to GMS. It therefore appears that disclosure of the changes in components would be meaningful to investors' understanding of the drivers of your revenue, especially if they are reviewed by the CODM when they differ from GMS, as has frequently been the case. We also believe that providing the percent changes absent absolute dollar amounts does not provide sufficient context for the percentage changes. Finally, given the apparent frequency with which the CODM has historically reviewed changes in these components (based on their divergence from GMS in 2019 and 2018 as reported in your MD&A), we believe you should reassess your disaggregated revenue disclosure.
       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,
FirstName LastNameRachel Glaser
                                                            Division of
Corporation Finance
Comapany NameEtsy, Inc.
                                                            Office of Trade &
Services
June 8, 2020 Page 2
cc:       Kathleen McCabe
FirstName LastName